Exhibit 99.1

EVALUATION OF THE INTERESTS OF

HEAVY EARTH RESOURCES, INC.’s

2012 YEAR-END RESERVE EVALUATION

IN THE MORICHITO BLOCK IN THE

EASTERN LLANOS BASIN, COLOMBIA

(Constant Prices and Costs)

Prepared For

Heavy Earth Resources, Inc.

By

Petrotech Engineering Ltd.

Effective Date

December 31, 2012

Table of Contents

Letter of Transmittal
Table 1 – Summary of Proved and Probable Reserves and Net Present Values of the Morichito        Block in the Eastern Llanos Basin
Definition of Reserves
ANH Royalty Rates for Colombia
Additional Fiscal Terms in the ANH Exploration and Production Contracts
Certificate of Qualification

I	Geology of the Eastern Llanos Basin and Regional Geology in the Morichito Block
II	Evaluation of the Morichito Block

Figures	Description

I-1	Three Tectonic Domains in Colombia
I-2	Stratigraphic Chart of the Eastern Llanos Basin
II-1	Location of the Morichito Block in the Eastern Llanos Basin
II-2	Base of C7 Depth Structure Map of the Morichito 5 Well
II-3	Log of C7 (5,900 Sand) in the Morichito 5 Well
II-4	Top of C1 Depth Structure Map of the Morichito 5 Well
II-5	Log of C1 in the Morichito 5 Well

Tables	Description

II-1	Summary of Reserves and Net Present Values of the Morichito Block
II-2	Proved Non-Producing Reserves and Net Present Values of the Morichito 5 Well
II-3	Proved Non-Producing + Probable Reserves and Net Present Values of the Morichito 5 Well in the C7 Formation
II-4	Proved Undeveloped Reserves and Net Present Values of the Morichito 6 Well
II-5	Proved Undeveloped + Probable Reserves and Net Present Values of the Morichito 6 Well in the C7 Formation
II-6	Proved Producing Reserves and Net Present Values of the Morichito 6 Well
II-7	Total Proved + Probable Reserves and Net Present Values of the Morichito 5 & 6 Wells
II-8	Total Probable Reserves and Net Present Values of the Morichito 5 & 6 Wells in the C1 and C7 Formations
II-9	Probable Undeveloped Reserves and Net Present Values of the Morichito 5 Wells in the C1 Formation

Appendix	Description

A	Abbreviations and Conversion Factors
B	Location Plat of the Morichito Block in the Eastern Llanos Basin

PETROTECH ENGINEERING LTD.
7536 Manzanita Place, Burnaby, B. C., Canada V3N 4X1 Phone: (604) 525 6896 Email: johnyu@axion.net

April 19, 2013

Ref: 13 - 15

Heavy Earth Resources, Inc.
625 Second Street, Suite 280
San Francisco, CA 94107

Attention:  Mr. Grant Draper, President & CEO

Gentlemen:

Re:	Evaluation of the Interests of Heavy Earth Resources, Inc. in the 2012 Year End Proved
and Probable Reserves of the Morichito Block in the Eastern Llanos Basin, Colombia

At your request, we have prepared an engineering and economic evaluation of the interests of Heavy Earth Resources, Inc. (here-in-after referred to as the "Company") in the 2012 proved and probable reserves in the Morichito Block.  The purpose of this report is for year-end filing with the applicable regulatory agencies.  The evaluation is prepared using an effective date of December 31, 2012.

On January 31, 2012, the Company has acquired Petropuli Ltda., through its wholly-owned subsidiary (Deep Core, Inc.) which has 50% working interest of the Morichito Block.  The production is subject to the ANH sliding scale royalty rate for light crude oil (see ANH Royalty Rates) plus Overriding Royalty at 1% of the total production and 4% of the net production.

The Exploration and Production (E&P) Agreement on the Morichito Block was executed between Petropuli and Agencia Nacional de Hidrocarburos (ANH), on May 31, 2005 conferring hydrocarbon exploration and exploitation rights to the holder.  The contracted area is 23,167 hectares (57,247 acres) and the Company is the operator.  Five phases of the work program have been fulfilled.  Phase 6 is the remaining phase and has been approved by ANH to exchange the drilling of an exploratory well for shooting 94 km2 of 3-D seismic survey in the northern area of the block.  The 3-D seismic survey is to target two exploration targets in the Carbonera Formations.  As of year-end date, the seismic survey has been conducted and the processing and interpretation of the data was also completed.

The Phase 6 seismic survey was to target two previously 2-D seismic-defined structures and was acquired by April 16, 2012.  The seismic field data was sent to Hardin International and the final PSTM (30 x 30 m merged North and original 3-D) was delivered to Rincon Energy on July 16, 2012 for finishing PSTM conditioning and attribute generation.  This was completed on August 10, 2012.  A total of four additional prospects have been identified as Morichito Norte 1, Morichito Norte 2, Morichito 8 and Bototo prospects.  The existing Morichito 5 and Morichito 5B ST prospects are also in the current inventory for a total of six prospects.

In Phase 5, the Morichito 5B exploratory well was drilled to explore the deeper Gachetá and Ubaque Formations below the C7 Formation.  These potential formations are shown in the seismic data to be underlying the C7 Formation as identified in the Morichito 5 well in Phase 4.  However, the Morichito 5B well was never effectively tested due to a poor cement job between the casing and the formation.  In order to complete Phase 5, the Company is retargeting this well in a structurally updip location with the drilling of a sidetrack from the Morichito 5B well to determine if it will be a producer.  Once this determination is made, the Phase 5 of the work program can then be completed.  The side-track drilling of the Morichito 5B is targeting the Gachetá and Ubaque Formations.

In Phase 4, an oil discovery was made in the Morichito #5 well in the C7 formation.  This well obtained approximately 1,500 barrels of oil during a short-term test from July 27 to August 1, 2011.  The Company intends to repair road access and local facilities so that long term testing of the Morichito #5 can be accomplished.  Proved and probable reserves have already been assigned to the Morichito 5 discovery.

The scope of this evaluation is the 2012 year-end proved and probable reserve only.  The resources identified in Phase 6 are not the scope of this study.

This evaluation uses the definitions of reserves from the Society of Petroleum Engineers.  The net cash flow is calculated at constant prices and costs under SEC new guidelines for prices and costs on the proved and probable reserves, to all future time and after deduction of royalties, capital and operating costs but before income tax deduction.  All cash flow data is in U. S. dollars.  A summary of the Company’s net share of proved and probable reserves, discounted at 0, 5, 10, 15 and 20% before deduction of income tax is presented as follows:

	Light & Medium Oil			Before Tax NPV @
Reserve	100%	Gross	Net	0%	5%	10%	15%	20%
Category	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved Developed Non-Producing	242	121	111	7,866	6,506	5,489	4,708	4,093
Proved Undeveloped	242	121	111	5,173	3,659	2,643	1,944	1,452
Total Proved	484	242	223	13,039	10,165	8,132	6,652	5,545
Probable	411	206	189	10,701	6,263	3,841	2,445	1,596
Total Proved + Probable	895	448	412	23,740	16,428	11,974	9,097	7,141

The average West Texas Intermediate light crude oil price for the twelve months of 2012 was $94.23 per barrel and the Platts Latin American Wire for Vasconia 25° API FOB Coveñas light crude oil was $106.52 per barrel resulting in an average price of $105.12 per barrel for the 23.1° API for the Morichito oil.  The 2012 average price is used for this evaluation.  The reason for the higher Vasconia oil price is that the exported Colombian oil is being shipped for sales in the European markets and the pricing is based on Brent crude oil price.  The gross reserve is the Company’s share of production before royalties and the net reserve is the Company’s share of production after deduction of royalties.  The deduction of the ANH royalties for Colombia on the oil is paid in kind.

The estimated cash flow values do not represent a fair market value.  The abandonment costs of the wells, the salvage values of the equipment, and the environmental clean-up costs have been incorporated at the end of the economic life.  In reviewing the resources estimates provided, it should be understood that there are inherent uncertainties and limitations with both the database available for analysis and the interpretation of such engineering and geological data.  The judgments used in assessing the resources are considered reasonable given the knowledge of the property reviewed.  Pertinent information such as extent and character of ownership of the lease, and all factual data submitted by the Company and the Company's representatives are believed to be true.  A field inspection of the properties was not conducted due to the available data.

If additional information is required, please advise.

Respectfully Submitted,

Petrotech Engineering Ltd.

Original signed by J. Yu

John Yu, P. Eng.

Table 1 - Summary of Proved and Probable Reserves and Net Present Values of the Morichito Block in the
Eastern Llanos Basin (Constant Case)
Effective Date – December 31, 2012

	Light & Medium Oil								Before Tax NPV @
Reserve	100%	Gross	Net	Royalty	Revenue	ORRI	Capex	Opex	0%	5%	10%	15%	20%
Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved Developed Non Producing	242	121	111	10	11,699	7	142	3,684	7,866	6,506	5,489	4,708	4,093
Proved Undeveloped	242	121	111	10	11,718	7	2,850	3,687	5,173	3,659	2,643	1,944	1,452
Total Proved	484	242	223	19	23,417	14	2,992	7,372	13,039	10,165	8,132	6,652	5,545
Probable Non-Producing – C7	78	39	36	3	3,774	2	858	1,188	1,725	1,218	860	602	412
Probable Undeveloped - C7	78	39	36	3	3,780	2	0	1,189	2,589	1,797	1,272	915	666
Probable - C1	255	128	118	10	12,359	7	500	5,464	6,387	3,248	1,709	927	517
Total Probable	411	206	189	16	19,913	12	1,358	7,842	10,701	6,263	3,841	2,445	1,596
Total Proved + Probable	895	448	412	36	43,330	26	4,350	15,214	23,740	16,428	11,974	9,097	7,141

The recoverable reserve is subject to economic limits.

DEFINITIONS OF RESERVES

Taken from the Society of Petroleum Engineers September 1, 2007:

Crude Oil: A mixture, consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature.  Crude oil may contain sulphur and other non-hydrocarbon compounds, but does not include liquids obtained from the processing of natural gas.  Classes of crude oil are often reported on the basis of density, sometimes with different meanings.  Acceptable ranges are as follows:

Light:	less than 870 kg/m3 (greater than 31.1o API)
Medium:	870 to 920 kg/m3 (31.1o API to 22.3o API)
Heavy:	920 to 1000 kg/m3 (22.3o API to 10o API)
Extra-heavy:	greater than 1000 kg/m3 (less than 10o API)

Heavy or extra-heavy crude oils, as defined by the density ranges given, but with viscosities greater than 10, 000 mPa.s measured at original temperature in the reservoir and atmospheric pressure, on a gas-free basis, would generally be classified as bitumen.

Natural Gas: A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions.  Natural gas may contain sulphur or other non-hydrocarbon compounds.

Natural Gas Liquids: Those hydrocarbon components that can be recovered from natural gas as liquids including but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

●	Analysis of drilling, geological, geophysical and engineering data;
●	The use of established technology; and
●	Specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves are those reserves that can be estimated with high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.  Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved + probable reserves.  Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves.  Other criteria that must be also met for the classification of reserves are provided in Section 5.5.4.  These conditions are ownership, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements.

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

a.           Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

Developed producing reserves are those reserves that are expected to be recovered from completed intervals open at the time of the estimate.  These reserves may be currently producing or if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonably certainty.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

b.           Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in these definitions are applicable to “individual reserves entities,” which refers to the lowest level at which reserves calculations are performed, and to Reported Reserves, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented.  Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable reserves; at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved + probable + possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties.  However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

ANH Royalty Rates and Additional Fiscal Terms in the ANH E&P Contracts

The contractor holds the rights to all production, which can be disposed of after paying a royalty at the point where the hydrocarbons are on specifications for transport or use.

ANH collects the royalty from the contractor.  The royalty is a proportion of the daily gross production based on monthly averages, and it is calculated for each field as follows:

Royalty Rate (%)
Production Rate (boe/d)	Light Crude	Gas Onshore	Heavy Crude	Gas Offshore
0 to 5,000	8	6.4	6	4.8
5001 to 125,000	s/s 8 – 20	s/s 6.4 –16	s/s 6 – 15	s/s 4.8 -12
125,001 to 400,000	20	16	15	12
400,001 to 600,000	s/s 20 – 25	s/s 16 – 20	s/s 15 – 18.75	s/s 12 - 15
> 600,000	25	20	18.75	15
(1) 1 boe = 6 Mcf

High Price Rights in Clause 39 and Annex D of the ANH E&P Contract

When accumulated production rises above 5 MMbbl or when the natural gas is for export market and after five years of production, and when an international reference price of crude is above a trigger level, there is a payment due to ANH for light crude.  The payment, Q, is calculated by a formula below:

Q = (P-Po/P) x S%

Q  = Additional amount of payment to ANH
P   = Actual price of marker crude, West Texas Intermediate
Po = Trigger price of marker crude, West Texas Intermediate
S   = Percent of Participation

WTI Price, P	Participation, S%

Po < P < 2Po	30%
2Po < P < 3Po	35%
3Po < P < 4Po	40%
4Po < P < 5Po	45%
5Po < P	50%

The trigger level depends on the actual quality of the hydrocarbon produced, measured as the gravity API, as follows:

API produced	Trigger price of 2013, US$/bbl for oil or $/MMbtu for gas
< 10	None
10 – 15	53.17
15 – 22	37.23
22 – 29	35.89
>29	34.55
Export natural gas
< 500 km	7.99
500 – 1,000 km	9.31
>1,000 km or LNG plant	10.64

The assigned resources do not take into account of the high price rights that ANH can participate on fields that produce over 5 million barrels of oil (see ANH Royalty Rates).  Until there is a discovery and the resources can be transferred to reserves, then the estimation of ANH’s additional participation under the high price rights will then be estimated.

Right For Use of Land (Clause 38 of ANH Contract)

The participants of the Contract are to pay (in $U.S. per hectare) in Exploration Areas as follows:

Size of the Area	First 100,000 hectares		Per hectare over 100,000
Term	</= 18 months	> 18 months	</= 18 months	> 18 months
Within Polygons A or B	$2.63	$3.50	$3.50	$5.24
Outside Polygons A or B	$1.76	$2.63	$2.63	$3.50
All Offshore Area at $0.88

Pay in Exploitation Areas = (Volume Production – Royalty - % ANH) * $0.133 US per barrel

PARTICIPATION IN PRODUCTION, X% in Clause 40 of the ANH Contract

The Contractor will pay to ANH an economic right (X%), calculated as a percentage of the production after royalties, which applies only for certain contracts that result from competitive bidding processes.  On such participation, the contractor will not pay fees for use of land or rights for High Prices.

CERTIFICATE OF QUALIFICATION

I, JOHN YU, P. Eng., with an office at 7536 Manzanita Place, Burnaby, British Columbia hereby certify

1.    That I am a Consulting Petroleum Engineer employed by Petrotech Engineering Ltd., which company has prepared a report on the interests for Heavy Earth Resources, Inc. in April 2013.

2.    That Petrotech Engineering Ltd.'s officers or its employees have no direct or indirect interests, nor do they expect to receive any direct or indirect interest, in the properties or in any securities of Heavy Earth Resources, Inc.

3.   That I attended the University of Alberta and that I graduated with a Bachelor of Science in Metallurgical Engineering in 1974.  That I am a registered Professional Engineer in the Province of British Columbia, and that I have in excess of thirty-eight years of experience in engineering studies, evaluation of oil and gas properties, drilling, completion, production and process engineering of oil and gas operations and evaluation of mineral properties in Canada, U. S. A., Guatemala, Nicaragua, Colombia, Australia, New Zealand, China, Kazakhstan, United Arab Emirates, Colombia, North Sea, Argentina, Peru, Cameroon, Thailand, Russian Federation, and Indonesia.

4.   That a field inspection was not conducted due to availability of published data.

Original signed and  sealed by J. Yu

John Yu,
Professional Engineer
Reg. No. B. C. - 12068

I	Geology of the Eastern Llanos Basin and Regional Geology in the Morichito Block

Geology of the Eastern Llanos Basin

The north-western corner of South America where Colombia is located has experienced different geological events that controlled the distribution, genesis, basin fill and bounding structures of the sedimentary basins.  Colombia can be divided into three main tectonic domains as follows:

1.
The Eastern region limited to the west by the foothills of the Eastern Cordillera.  It consists of a Paleozoic and Precambrian basements with a Paleozoic-Cenozoic sedimentary cover that has undergone mild deformation.

2.
The Central region comprised of the Eastern Cordillera, Sierra Nevada de Santa Marta, the Magdalena River valley, and the Central Cordillera, extending as far as the Romeral fault system to the west.  A sedimentary-metamorphic cover rest on a Grenvillian basement believed to be accreted to the South American border during Paleozoic time.

3.	The Western region located at the west of the Romeral fault system, composed of Mesozoic-Cenozoic oceanic terranes accreted to the Continental margin during Cretaceous, Paleocene, and Neocene.

Lower Paleozoic marine and coastal siliciclastic and carbonate sediments are distributed throughout the Eastern region (Llanos Basin) and extend into the Central region (Upper Magdalena Valley).  These deposits are very fossiliferous and range from Middle Cambrian to Llanvirnian (Lower Ordovician) in age.  Trilobites, brachiopods, and graptolites in grey to black shale are reported from outcrops in the Upper Magdalena Valley and in many wells drilled in the Llanos Basin.  In some places, the thermal maturity of these Lower Paleozoic sequences indicates appropriate conditions for hydrocarbon generation.

Lower Paleozoic intrusives outcrop along the Eastern Cordillera and Upper Magdalena basins of the Central region.  These intrusives crosscut a low-grade metamorphic sequence and are overlain by the Upper Paleozoic sedimentary rocks.  Folding, metamorphism and granitic intrusions are probably the result of eastward-directed subduction.  This region’s tectonic event is known as the Caparonensis Orogeny.  The sedimentary sequences in this area consist of marine black shale and continental red-beds of Devonian age.  In some places, this continental Devonian sequence is followed by an Upper Carboniferous (Pennsylvanian) sequence consisting of limestone, conglomerates, sandstone and graphitic shale with abundant marine fauna.  Permian rocks are absent in the southern portion of the Central Region.  However, farther to the north in the Santander Massif, Serrania de Perija, and Sierra Nevada de Santa Marta, fossiliferous limestone of the Lower Permian age has been reported.  Folding and granitic intrusions related to shear zones might represent oblique collision and accretion of Upper Paleozoic rocks during formation of the Pangaea sub-continent.

Development of most of the Colombian sedimentary basins began in the Late Triassic during the break-up of Pangaea.  Early Jurassic to Lower Cretaceous sediments were deposited in a northwest-southeast-northeast trending highly irregular rift system now underlying the Upper Cretaceous to Neocene sedimentary cover.  The post-rifting phase of the system is characterized by the formation of widespread sag due to the thermal subsidence that, together with global eustatic sea level changes during Middle Albian and Turonian times, created organic-matter-rich sediments of the Simiti-Tablazo Tétuan and La Luna source rocks.  These formations are responsible for generating most of the hydrocarbons found in Colombia.

The Late Cretaceous-Paleocene exhumation of the Central and Eastern Cordilleras was linked to the oblique accretion of oceanic rocks; as a result, a transition from marine, near shore to continental sedimentary deposits took place.  Growth unconformities and fluvial siliciclasitic sequences above them characterized by intense volcanic activity in the western edge of the Central Region (Central Cordillera), are linked to a collision event.  Consequently, the fluvial deposits of the intermontane basins east and west of the Romeral fault system are rich in volcano-clasitics (e.g. La Paila, Combia, Honda, and Mesa formations).  These thick molassic deposits represent the overburden sequences to most of the petroleum systems of the Colombian basins.

Initial basin geometry in Colombia was drastically modified by the Campianian and Miocene collision events.  The Campianian-Masstrichtian collision of the oceanic rocks to the west gave rise to development of the Colombian foreland-basin system.  By Early Miocene, a second major transpression event, produced by the collision of the Central America Island Arc, broke apart the widespread foreland basin system, creating a number of broken-foreland basins.  This final configuration is portrayed in the sedimentary basins of Colombia.

The Western Region, located west of the Romeral fault system, is composed of mafic and ultra-mafic rocks, deep-water siliceous shale, turbidites and minor carbonates.  Their stratigraphic relationship is poorly known so far.  The tectonics of this region is complex and some of these complexities are a collage of sedimentary/tectonic units that were highly deformed during oblique collision events.

By Campanian-Maastrichtian time, the sequence of the turbiditic sandstone, siliceous mudstone, calcareous sandstone and black and green shale rich in organic matter developed.  What is now known as the Nogales Formation is presumably the source rock of the oil seep present in the Patia sub-basin.  Most of the geoscientists who have worked in the Western Region believe it to be composed of a still unknown number of allocthonous terranes.  The general agreement is that the Western Region is part of the Caribbean plate that moved during the Late Cretaceous from a Pacific Ocean location to its present location.  The precise dynamics and kinematics of this paradigm are still poorly understood.

An important conclusion of the assumed displacement and diachronous oblique collision of the Western Region against the Continental margin of Western Colombia is the need for new kinematic models to explain the deformation of the Central and Eastern Regions.

Eastern Llanos Basin

Basin Boundaries

The Eastern Llanos Basin is located in the Eastern region of Colombia.  The northern limit of this basin is the Colombian-Venezuelan border; to the south of the basin extend as far as the Macarena high, the Vaupés Arch and the Precambrian metamorphic rocks that outcrops to the south of the Guaviare River; the eastern limit is marked by the outcrops of the Precambrian plutonic rocks of the Guyana Shield and to the west of the basin is limited by the frontal thrust system (Guaicaramo fault system) of the Eastern Cordillera.

Evolution

The evolution of the basin started in the Paleozoic with a rifting phase.  Siliciclastic sediments were deposited over the crystalline Precambrian basement.  From Triassic to Late Cretaceous, the basin was the eastern shoulder of a major rift system.

Between the Maastrichtian and Paleocene, this basin became a foreland. From Miocene to recent times, the basin has been a repository of thick molasses deposits.  Cretaceous source rocks range from immature to marginally mature within the region to the east of the frontal thrust.  The main reservoirs are siliciclastic units of Late Cretaceous and Paleocene age.  The thinning of the stratigraphic section and the development of more sand-prone facies towards the Guyana Shield complicate analysis of the individual components of the migration systems within the basin.

Hydrocarbon Evidence

More than 1,500 MMBO of recoverable oil is officially documented.  Two giants (Caño-Limón and Castilla), three major fields (Rubiales, Apiay and Tame Complex) and more than fifty minor fields have been discovered.

Source

Source rocks for the Llanos Foreland Basin are in fact located beneath the east flank of the Eastern Cordillera.  The main source is mixed marine-continental shale of the Gachetá Formation with kerogen types II and III, TOC ranging from 1-3% and 150-300 feet of effective thickness.

Migration

There have been two migration pulses. The first one occurred during the Upper Eocene-Oligocene.  The second began in Miocene times and continues at present.

Reservoir

The Paleocene Carbonera (C-3, C-5 and C-7) and Mirador sandstones are excellent reservoir units. Within the Cretaceous sequence, several sandstone intervals are also excellent reservoirs. Without exceptions, sedimentary thickness increases in an east to west direction. Porosity decreases in the same direction from 30% to about 10%. Pay thickness varies from a few feet up to 180 feet depending on the location of the well within the basin. API gravity ranges from 12o -42°.

Seal

The C-8 Unit of the Carbonera Formation has traditionally been considered the regional seal of the basin; yet because of its extension, the best seal is the Carbonera C-2 Unit.  The even-numbered Carbonera units are recognized as local seals, as are the Cretaceous Gachetá and Guadalupe formations that may be self-sealing.

Trap

Exploration drilling has been concentrated on normal, up-to-the-basin (antithetic) faults. Poorly tested reverse fault anticlines, low-relief anticlines and stratigraphic traps (pinch-outs, paleo-highs, channel, etc.) are all high potential exploration targets.

Prospectivity

This basin has been moderately drilled and subtle stratigraphic traps have not been deeply studied.  The southern and eastern portions of the basin are potential areas for hydrocarbon accumulation, where meteoric water forming hydrodynamic traps affects pinch-outs of reservoirs.  The south-western part, south of the Castilla Field, is also a highly prospective area.

Seismic Data within the Block

The Morichito Block is covered by 2-D and 3-D seismic surveys acquired in different campaigns.  The 3-D seismic vintages were reprocessed by Hardin and Rincon Energy aiming to obtain different angles of process to develop seismic attributes with stratigraphic characteristics.  The 3-D survey was acquired by Petropuli but the characteristics and parameter of acquisition are unknown.  In general, the quality of the information is good.

The new 3-D seismic survey covering 94 km2 in the northern area of the block was acquired by April 16, 2012.  This seismic survey is to target two previously 2-D seismic-defined structures.  The seismic field data was sent to Hardin International and the final PSTM (30 x 30 m merged North and original 3-D) was delivered to Rincon Energy on July 16, 2012 for finishing PSTM gather conditioning and attribute generation.  This was completed on August 10, 2012.  A total of four additional prospects have been identified as Morichito Norte 1, Morichito Norte 2, Morichito 8 and Bototo prospects.  The existing Morichito 5 and Morichito 5B ST prospects are also in the current inventory.

Figure I-2 Stratigraphic Chart of the Eastern Llanos Basin

Eastern Llanos Basin Petroleum System and Stratigraphic Chart

PERIOD
FORMATIONS
Meta Ecopetrol
Casanare Ecopetrol
LITHOLOGY
LOG TYPE
Gr
ILD - LLD
RESERVOIR
SOURCE
SEAL
NEOGENE
PALEOGENE
CRETACEOUS
Farallones
Necesidad
Caja
Guayabo
Leon
Leon
C1 Upper Sandstone
Shale E
C1 Sandstone
C2
C3
Carbonera
Carbonera
C1
C2
C3
C4
C5
C6
C7
C8
Mirador
Los Cuervos
Barco
Guadalupe
Guadalupe
K1 Medio inferior
Gacheta
K2
Une
Mainly Sandstones
Mainly shales

II	Evaluation of the Morichito Block in the Eastern Llanos Basin

On January 31, 2012, the Company has acquired Petropuli Ltda., through its wholly-owned subsidiary (Deep Core, Inc.) which has 50% working interest of the Morichito Block.  The production is subject to the ANH sliding scale royalty rate for light crude oil (see ANH Royalty Rates) plus Overriding Royalty at 1% of the total production and 4% of the net production.

The E&P Contract on the Morichito Block was executed between Petropuli and ANH, on May 31, 2005 conferring hydrocarbon exploration and exploitation rights to the holder.  The contracted area is 23,167 hectares (57,247 acres).  Five phases of the work program have been fulfilled.  Phase 6 is the remaining phase and has been approved by ANH to exchange the drilling of an exploratory well for shooting 94 km2 of 3-D seismic survey in the northern area of the block.  This survey is to target two exploration targets in the Carbonera Formations.

The first phase of the E&P work program was 16 months in duration and was completed on September 30, 2006 with the re-interpretation of 35 km2 of 3D seismic data and obtaining an environmental license.

The second phase was completed with the acquisition of 74 km2 of 3D seismic and the drilling of an exploratory well (Morichito #2) total depth of 6,688 feet (TVD) April 2009.  The oil discovered in this well was non-commercial.  Additional seismic reprocessing of the 3-D seismic survey has identified five prospects but some of the prospects are deemed too small.

The third phase was completed with the drilling of an exploratory well (Morichito #1N) to 6,829 feet in May 2009.  The well was completed and six zones were tested in June 2009 but they were non-commercial.

The fourth phase was 12 months in duration and was completed with the drilling of an exploratory well (Morichito #5) resulting in an oil discovery in the C7 formation.  Extended testing will be conducted in this well in Q3 2012 as the Operator is preparing road access and testing and storage facilities.

In the fifth phase, an exploration well was drilled and was not successful.

Regional Geology and History of the Morichito Block

The Morichito Block is located in the Casanare region (see Figure I-3), an extensive oil province of the Eastern Llanos Basin with proven petroleum system and production from two giant, (Caño-Limón and Castilla) three major (Rubiales, Apiay and Tame Complex), and more than fifty minor fields.  Source rocks in the Basin are in fact located beneath the east flank of the Eastern Cordillera. Mixed marine-continental shales of the Gachetá Formation with kerogen type II and III, TOC ranging from 1-3% and 150-300 feet of effective thickness are the main source.  Two pulses of migration have been documented.  The first one is during the Upper Eocene-Oligocene.  The second pulse of migration started in Miocene time and is continuing at the present.  The Paleocene Carbonera (C-3, C-5, and C-7) and Mirador sandstones are excellent reservoir units. Within the Cretaceous sequence several sandstone intervals are also excellent reservoirs. Without exceptions, sedimentary thickness increases in an east to west direction. Porosity decreases in the same direction from 30% to near 10%.  Pay thickness varies from a few feet up to 180 feet, depending on the location of the well within the basin.  API gravity ranges from 12o to 42º.  The C-8 unit of the Carbonera Formation has been traditionally considered as the regional seal of the basin, but because of its extension the best seal is the Carbonera C-2 Unit. The Carbonera even numbered units are recognized as local seals as well as the Cretaceous Gachetá and Guadalupe formations that may be self-sealing.  Exploration drilling has been concentrated in normal, up-to-the basin (antithetic) faults.  Poorly tested reverse fault anticlines, low-relief anticlines and stratigraphic traps (pinchouts, paleohighs, channels, etc.) are all high potential exploration targets.

The average thickness of the Carbonera C7 in the Morichito area, as seen in Morichito #1, Morichito #2 and Guarimena #1 does not exceed 250 gross feet of which the productive section is the uppermost 5 to 10 feet and thickening from northwest to southeast with average porosities in the range of 23% - 25%.  The Carbonera sands are expected to have favourable permeability values and connectivity of individual prograding and incised sand bodies is not a great concern so this succession is a secondary exploration target.  The Carbonera succession is capped by the regional unconformity that marks the base of the Cordillera Oriental foredeep.  The base of this thick succession is a thick shale neck known regionally as León Formation, of Early Miocene age that provides a spectacular top seal for the uppermost Carbonera sands.  The rest of the Andean foredeep is a made of sand and shales of no exploration interest.  The effective kitchen is interpreted to be some 20+ km to the West, in the foredeep.  If that were the case, the Carbonera sands, particularly those immediately below the León shale may turn to be a secondary exploration target, west of the Mirador accumulations.

Morichito #1 Well

The operator Petro-Canada Oil and Gas Inc. spud the Morichito #1 well February 7, 1990 and reached 6,450 feet (TVD) on February 25, 1990.  The sidewall core analysis proved oil shows in the Carbonera C7 and Mirador formations with porosities at 24.9% and 26.0% but with high water saturation at 86.6% and 99.85 respectively.  These zones were never tested and the well was plugged and abandoned.

Morichito #2 Well

This well was drilled by Petropuli in 2006, in the same location of Morichito #1.  The well was aiming to reach a monoclinal faulted structure.  The structure was tested in the lower part near the oil-water contact leading to the failure of this well.  This well was plugged and abandoned.

Morichito #5 Well (Discovery Well)

The Morichito #5 well was drilled to a total depth of 6,160 feet in March 2010.  Three tests by swabbing were conducted as follows:

Intervals	Barrels of Oil	Barrels of Water	Testing Time

5,858 – 5,861 feet	2.08	169.97	5:56 am to 8:41 pm, 2010 03 24
5,900 – 5,902 feet	130.7	60.66	5:50 am to 5:49 pm, 2010 03 20
5,920 – 5,922 feet	0	351.62	6:38 am to 4:33 pm, 2010 03 18

The results of the cement bond log were as follows:

Intervals	Description

5,857 – 5,864 feet	Poor cement bonding
5,901 – 5,905 feet	Acceptable
5,920 – 5,923 feet	Acceptable

There are a number of surrounding fields that produce from the C7 formation.  In addition, the C1 from 4,596 to 4,600 feet indicates potential hydrocarbon shows on the sidewall cores and from the electric logs.  The C1 Formation has not been tested and this formation is not a producer in the surrounding area.  It may be worthwhile to test the C1 Formation at a later date.

The Morichito 5 well underwent a five-day production test using a jet pump.  The results were as follows:

Dates Tested	Oil Production, bbl	Hours	Daily Rate	Injection Pressure, psig
Jul-27, 2011	1.64	1		5500
Jul-28	93.14	24	93.14	550-600
Jul-29	134.61	24	134.61	800
Jul-30	211.83	24	211.83	1000-1500
Jul-31	494.38	24	494.38	1600-2000
Aug-01	413.76	16	620.64	2000-2200
Total	1,349.36

Morichito #5B Well

This well was spudded on March 18, 2011 and drilled to a measured depth of 6,855 feet (6,664 feet TVD) on April 1, 2011.  Electric and cement bond logs were obtained.  The petrophysical summary is as follows:

Formation	Intervals, feet	Gross, feet	Net, feet	Average Porosity	Average Sw
C1	4,760-4,985	225	3.5	0.238	1.000
C3	5,202-5,325	123	20	0.25	1.000
C5	5,422-5,740	318	52.3	0.236	1.000
C7	6,050-6,089	39	11.5	0.257	0.858
5900 Sand	6,089-6,108	19	1	0.204	0.765
Mirador	6,108-6,525	417	396	0.27	0.906
Gachetá	6,525-6,640	115	53	0.24	0.911
Ubaque	6,640-6,780	140	6	0.278	0.935

Due to poor cement bonding of the casing, no test was conducted.

Capital Expenditure and Work Program

Production facilities will be installed together with road upgrades so that year-round transportation of oil can be achieved to the Guarimena Station where the oil can be shipped by pipeline to Covenás.

The capital costs are as follows:

Year	Capital Expenditure	100% W.I	Co.’s W.I.

2014	Installation of production facilities for two wells	$2,000,000	$1,000,000
2015	Drill development well to Morichito 5 Well	$5,500,000	$2,750,000
	Installation of production facilities	$ included	$ included
	Lease road improvement and flow lines	$ included	$ included
	Total Estimate	$7,500,000	$3,750,500

The re-completion cost of C1 in the Morichito #5 well is estimated at $300,000 per well after the depletion of the reserve in the C7.  The abandonment cost (net of salvage) is estimated at $200,000 per well and the Company’s share of the cost is $37,500 for two wells.

Operating Expenditures

The operating costs are based on operating costs in a nearby field in the Moriche Block.  The fixed cost is estimated at $14,250 per month per well for chemicals, communications, employee time and expenses, engineering services and expenses, and environmental services.  The variable cost for lifting is estimated at $15.00 per gross barrel for utilities, fuel, location and road maintenance, well maintenance and well treating services.  The transportation cost from Morichito Block to Coveñas Terminal is estimated as follows:

Morichito Block to Vasconia	$13.00 per barrel
Vasconia to Coveñas	$ 3.20 per barrel
Offloading fee in Coveñas	$ 0.60 per barrel
Total	$16.80 per barrel

Reserves

Proved non-producing reserve is assigned to the 5,900’ C7 in the Morichito #5 well using a recovery factor of 25%.  The size of the C7 pool is estimated at 305 acres and would require an additional well to be drilled (see Capital Expenditure in 2013 of Morichito #6).  This offset well is assigned proved undeveloped reserve with a recovery factor of 25%.  Proved + probable reserve is assigned to the 5,900’ C7 with a recovery factor of 35%.  For the interval between 5,856’ and 5,876’, it tested uneconomic oil rate and poor cement bonding of the casing.  Until a successful cement squeeze and obtaining an economic test rate, no reserve is assigned to this zone at this time.  Probable reserve is also assigned to the C1 formation over a 160-acre spacing based on oil shows in the side wall cores and electric log interpretation.  The C1 formation will be completed once the C7 reserve is depleted.

Production Forecast and Methods

Based on rate versus time log plots of the neighbouring fields, the decline rate is estimated at 36% per year at exponent b=0.1.

Initial rate is estimated at 244 and 326 barrels of oil per day from the C7 sand for proved and proved + probable reserves respectively.  Initial rate is estimated at 182 barrels of oil per day for the C1 sand.  From production experience in the Carbonera formation, there is potential to have lots of fluid production and water handling facility will be required in the future.

Estimated Crude Oil Reserves at Standard Conditions (60oF and 14.65 psia)

Reserve Category:	Proved + Probable Non-Producing,
Proved + Probable Undeveloped

Well Name:	Morichito #5 + Offset Well
Well Location	Morichito Blocks, Llanos Basin, Colombia

Interval	(feet)	5,900’ to 5,907’

Formation name		Carbonera C7 Sand

		Proved Non Prod +	Proved +
		Undeveloped	Probable
Total area	(acres)	309	309
Net pay thickness	(feet)	7.25	7.25
Rock volume	(acre-feet)	2,240.30	2,240.30

Porosities	(percent)	23.9	23.9
Water saturation	(percent)	55.2	55.2
Formation volume factor	(rb/stb)	1.15	1.15

Stock tank initial oil-in-place	(stb/acre-feet)	722.3	722.3
Stock tank initial oil-in-place	(Mstb)	1,618.20	1,618.20
Recovery factor	(%)	30%	40%
Recoverable oil	(Mstb)	485.5	647.3
Cumulative production	(stb)	0	0
Remaining recoverable oil	(stb)	485.5	647.3

Reservoir Pressure	(psia)	2,892.55
Reservoir Temperature	(degrees F)	185.9
Pressure Gradient	(psia/ft)	0.43
Permeability	(mD)
Gas Oil Ratio	(scf/bbl)	50 estimated
API	(degree)	23.6
Gas Gravity		0.65 estimated

Note:     The assigned reserve may not be depleted due to the economic limit.
The evaluation is done at proved non-producing, proved + probable non-producing, proved undeveloped, and proved + probable undeveloped

Estimated Crude Oil Reserves at Standard Conditions (60oF and 14.65 psia)

Reserve Category:	Not Classified – Until after Successful Cement Squeeze and Subsequent Testing

Well Name:	Morichito #5, Morichito Block
Llanos Basin, Colombia

Interval	(feet)	5,856’ to 5,876’

Formation name		Carbonera-7 Sands

		Potential

Total area	(acres)	309
Net pay thickness	(feet)	10
Rock volume	(acre-feet)	3,090

Porosities	(percent)	28.8
Water saturation	(percent)	55.9
Formation volume factor	(rb/stb)	1.15

Stock tank initial oil-in-place	(stb/acre-feet)	856.8
Stock tank initial oil-in-place	(Mstb)	2,647.50
Recovery factor	(%)	25
Recoverable oil	(Mstb)	661.9
Cumulative production	(stb)	0
Remaining recoverable oil	(stb)	661.9

Reservoir Pressure	(psia)
Reservoir Temperature	(degrees F)	185
Pressure Gradient	(psia/ft)	0.43
Permeability	(mD)
Gas Oil Ratio	(scf/bbl)	50 estimated
API	(degree)	23.6
Gas Gravity		0.65 estimated

Notes:
1.	Interval between 5,858 and 5,861 feet was tested at 2.08 barrels of oil and 169.97 barrels of water for about 18 hours.
2.	Interval between 5,857 and 5,864 feet has poor cementing and would require remedial work.

Estimated Crude Oil Reserves at Standard Conditions (60oF and 14.65 psia)

Reserve Category:		Probable Undeveloped

Well Name:		Morichito #5, Morichito Block,
		Llanos Basin, Columbia

Interval	(feet)	4,596 to 4,600’

Formation name		Carbonera C1 Sands

		Probable

Total area	(acres)	253
Net pay thickness	(feet)	5
Rock volume	(acre-feet)	1,265

Porosities	(percent)	27.6
Water saturation	(percent)	58.2
Formation volume factor	(rb/stb)	1.12

Stock tank initial oil-in-place	(stb/acre-feet)	799.1
Stock tank initial oil-in-place	(Mstb)	1,010.90
Recovery factor	(%)	25
Recoverable oil	(Mstb)	252.7
Cumulative production	(stb)	0
Remaining recoverable oil	(stb)	252.7
Reservoir Pressure	(psia)
Reservoir Temperature	(degrees F)	175
Pressure Gradient	(psia/ft)	0.43
Permeability	(mD)
Gas Oil Ratio	(scf/bbl)	50 estimated
API	(degree)
Gas Gravity

Notes:
1.	Side wall cores have oil shows.
2.	This zone is assumed to be completed from two wells once the C7 sand production is depleted.

Figure II-1 Location of the Morichito Block in the Eastern Llanos Basin

CUNDINAMARCA
CASANARE
VICHADA
BOGOTA
Bogota
Tunja
Yopal
Villavicencio
CHINGAZA
SUMAPAZ
POLIGONO B
RIO TOMO
Morichito
Rubiales Field
LLA 15
LLA 53
LLA 57
LLA 62
LLA 16
LLA 47
LLA 71
LLA 59
LLA 37
LLA 58
COR 4
COR 33
COR
LLA

The nearest oil delivery point near the Morichito Block is the Guarimena Station at approximately 15km northwest.

Figure II-2 Base of C7 Depth Structure Map of the Morichito 5 Well

Contour Interval = 5 feet

Note:  Sand at 5,900 to 5,900 feet MD and area of closure is 309 acres in the blue and light blue faults.

Figure II-3 Log of C7 (5,900 Sand) in the Morichito 5 Well

GR_btm
0.00 200
RWA_MGR_ZDEN
0.00 20.0
RWA_MGR_MPHE
0.00 20.0
SPBRDH_btm
-140 -40.0
Perforations
RS_btm
0.20 200
RD_btm
0.20 200
CNCF_norm
0.60 0.00
MPHS
60 0.00
PORS_DTCOI_MGR
0.60 0.00
MPHE
60 0.00
PHID_ZDEN
0.60 0.00

Lower C7 (5900 sand)

- Zone 2
- Petrophysical support
- Good sidewall core show
- Perforate only the upper few feet (5901-5904)

5904 - Quartzose, white, hyaline, friable, subangular, homogenous, grainstone, quartz, very fine to fine, translucent, subrounded, well to medium sorted, good visual porosity. **Even moderate yellowish brown oil stain. Greenish yellow natural fluorescence greenish yellow . Fast streaming to blooming yellowish white cut fluorescence. Bright yellow residual ring fluorescence.** No residual ring on natural light. <u>Fair oil show</u>.

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Figure II-4 Top of C1 Depth Structure Map of the Morichito 5 Well

Note:  The C1 closure is most likely 253 acres.

Figure II-5 Log of C1 in the Morichito 5 Well

C1 –sidewalls

OIL SHOWS

- 4596' MD
  - 27-30% porosity
  - 9-10 ohm
- 4598' MD
  - 27-30% porosity
  - 9-10 ohm
- Comments – visible oil stain and cut/ring fluorescence are interesting.

4596 - Quartzose, white, hyaline, friable, subrounded, homogenous, grainstone, quartz, very fine to fine, locally coarse, translucent, subrounded, well to moderate sorted, good visual porosity. **Traces visible oil stain, residual aspect.** No natural fluorescence. **Very slow blooming milky white opaque cut fluorescence. White residual ring fluorescence.** No residual ring on natural light. **Very poor oil show.**

4598 - Quartzose, white, hyaline, friable, subrounded, homogenous, grainstone, quartz, very fine to fine, translucent, subrounded, well sorted, scarce argillaceous matrix, good visual porosity. **Traces visible oil stain, residual aspect.** No natural fluorescence. **Slow blooming milky white cut fluorescence. White residual ring fluorescence.** No residual ring on natural light. **Poor oil show.**

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Table II-1 Summary of Reserves and Net Present Values of the Morichito Block
Effective Date = December 31, 2012

	Light & Medium Oil								Before Tax NPV @
Reserve	100%	Gross	Net	Royalty	Revenue	ORRI	Capex	Opex	0%	5%	10%	15%	20%
Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
Proved Developed Non-Producing	242	121	111	10	11,699	7	142	3,684	7,866	6,506	5,489	4,708	4,093
Proved Undeveloped	242	121	111	10	11,718	7	2,850	3,687	5,173	3,659	2,643	1,944	1,452
Total Proved	484	242	223	19	23,417	14	2,992	7,372	13,039	10,165	8,132	6,652	5,545
Probable Non-Producing –C7	78	39	36	3	3,774	2	858	1,188	1,725	1,218	860	602	412
Probable Undeveloped - C7	78	39	36	3	3,780	2	0	1,189	2,589	1,797	1,272	915	666
Probable - C1	255	128	118	10	12,359	7	500	5,464	6,387	3,248	1,709	927	517
Total Probable	411	206	189	16	19,913	12	1,358	7,842	10,701	6,263	3,841	2,445	1,596
Total Proved + Probable	895	448	412	36	43,330	26	4,350	15,214	23,740	16,428	11,974	9,097	7,141

Table II-2 Proved Non-Producing Reserves and Net Present Values of the Morichito 5 Well

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Initial Rate = 326 barrels of oil per day for 2012
Decline Rate = 36% per year hyperbolic decline at b=0.1
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2013	46	23	21	2	2,231	0	1	142	703	1,385
2014	60	30	28	2	2,902	1	1	0	914	1,986
2015	42	21	19	2	2,039	0	1	0	642	1,395
2016	30	15	14	1	1,432	0	1	0	451	980
2017	21	10	10	1	1,006	0	0	0	317	689
2018	15	7	7	1	707	0	0	0	223	484
2019	10	5	5	0	496	0	0	0	156	340
2020	7	4	3	0	349	0	0	0	110	239
2021	5	3	2	0	245	0	0	0	77	168
2022	4	2	2	0	172	0	0	0	54	118
2023	2	1	1	0	121	0	0	0	38	83
Total	242	121	111	10	11,699	2	5	142	3,684	7,866

	NPV of Future Net Revenue Before & After Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	7,866	6,506	5,489	4,708	4,093

Table II-3 Proved Non-Producing + Probable Reserves and Net Present Values of the Morichito 5 Well in the C7 Formation

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2013	19	9	9	1	913	0	0	142	288	483
2014	93	46	43	4	4,483	1	2	858	1,412	2,210
2015	65	33	30	3	3,149	1	1	0	992	2,155
2016	46	23	21	2	2,212	0	1	0	697	1,514
2017	32	16	15	1	1,554	0	1	0	489	1,064
2018	23	11	10	1	1,092	0	0	0	344	747
2019	16	8	7	1	767	0	0	0	241	525
2020	11	6	5	0	539	0	0	0	170	369
2021	8	4	4	0	378	0	0	0	119	259
2022	5	3	3	0	266	0	0	0	84	182
2023	2	1	1	0	121	0	0	0	38	83
Total	320	160	147	13	15,473	3	6	1,000	4,873	9,591

	NPV of Future Net Revenue Before Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	9,591	7,725	6,350	5,310	4,505

Table II-4 Proved Undeveloped Reserves and Net Present Values of the Morichito 6 Well

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
2013	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0
2015	46	23	21	2	2,231	0	1	2,750	703	-1,223
2016	60	30	28	2	2,902	1	1	0	914	1,986
2017	42	21	19	2	2,039	0	1	0	642	1,395
2018	30	15	14	1	1,432	0	1	0	451	980
2019	21	10	10	1	1,006	0	0	0	317	689
2020	15	7	7	1	707	0	0	0	223	484
2021	10	5	5	0	496	0	0	0	156	340
2022	7	4	3	0	349	0	0	0	110	239
2023	5	3	2	0	245	0	0	0	77	168
2024	4	2	2	0	184	0	0	0	56	128
2025	2	1	1	0	127	0	0	100	39	-12
Total	242	121	111	10	11,718	2	5	2,850	3,687	5,173

	NPV of Future Net Revenue Before & After Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	5,173	3,659	2,643	1,944	1,452

Table II-5 Proved + Probable Undeveloped Reserves and Net Present Values of the Morichito 6 Well in the C7 Formation

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2013	0	0	0	0	0	0	0	0	0	0
2014	0	0	0	0	0	0	0	0	0	0
2015	19	9	9	1	913	0	0	2,750	288	-2,125
2016	93	46	43	4	4,483	1	2	0	1,412	3,068
2017	65	33	30	3	3,149	1	1	0	992	2,155
2018	46	23	21	2	2,212	0	1	0	697	1,514
2019	32	16	15	1	1,554	0	1	0	489	1,064
2020	23	11	10	1	1,092	0	0	0	344	747
2021	16	8	7	1	767	0	0	0	241	525
2022	11	6	5	0	539	0	0	0	170	369
2023	8	4	4	0	378	0	0	0	119	259
2024	5	3	3	0	284	0	0	0	87	198
2025	2	1	1	0	127	0	0	100	39	-12
Total	320	160	147	13	15,498	3	6	2,850	4,877	7,762

	NPV of Future Net Revenue Before Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	7,762	5,456	3,915	2,859	2,118

Table II-6 Proved Non-Producing and Undeveloped Reserves and Net Present Values of the Morichito 5 and 6 Wells

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before & After Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2013	46	23	21	2	2,231	0	1	142	703	1,385
2014	60	30	28	2	2,902	1	1	0	914	1,986
2015	88	44	41	4	4,270	1	2	2,750	1,345	173
2016	90	45	41	4	4,334	1	2	0	1,365	2,967
2017	63	31	29	3	3,045	1	1	0	959	2,084
2018	44	22	20	2	2,139	0	1	0	674	1,464
2019	31	16	14	1	1,502	0	1	0	473	1,028
2020	22	11	10	1	1,055	0	0	0	332	722
2021	15	8	7	1	741	0	0	0	233	507
2022	11	5	5	0	521	0	0	0	164	356
2023	8	4	3	0	366	0	0	0	115	250
2024	4	2	2	0	184	0	0	0	56	128
2025	2	1	1	0	127	0	0	100	39	-12
Total	484	242	223	19	23,417	5	9	2,992	7,372	13,039

	NPV of Future Net Revenue Before & After Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	13,039	10,165	8,132	6,652	5,545

Table II-7 Total Proved + Probable Reserves and Net Present Values of the Morichito 5 and 6 Wells

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2012	0	0	0	0	0	0	0	0	0	0
2013	19	9	9	1	913	0	0	142	288	483
2014	93	46	43	4	4,483	1	2	858	1,412	2,210
2015	84	42	39	3	4,062	1	2	2,750	1,279	31
2016	138	69	64	6	6,695	1	3	0	2,108	4,582
2017	97	49	45	4	4,703	1	2	0	1,481	3,219
2018	68	34	31	3	3,304	1	1	0	1,040	2,261
2019	48	24	22	2	2,321	0	1	0	731	1,588
2020	34	17	16	1	1,630	0	1	0	513	1,116
2021	24	12	11	1	1,145	0	0	0	361	784
2022	17	8	8	1	804	0	0	0	253	551
2023	10	5	5	0	499	0	0	0	157	342
2024	57	28	26	2	2,752	1	1	150	1,117	1,484
2025	93	47	43	4	4,522	1	2	250	1,929	2,340
2026	68	34	31	3	3,303	1	1	0	1,493	1,809
2027	37	18	17	1	1,775	0	1	100	845	829
2028	8	4	4	0	418	0	0	100	206	111
Total	895	448	412	35	43,330	9	17	4,350	15,214	23,740

	NPV of Future Net Revenue Before Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	23,740	16,428	11,974	9,097	7,141

Table II-8 Total Probable Reserves and Net Present Values of the Morichito 5 & 6 Wells in the C1 and C7 Formations

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		ORRI				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2012	0	0	0	0	0	0	0	0	0	0
2013	-27	-14	-13	-1	-1,318	-0	-1	0	-415	-902
2014	33	16	15	1	1,581	0	1	858	498	224
2015	-4	-2	-2	-0	-207	-0	-0	0	-65	-142
2016	49	24	22	2	2,361	0	1	0	743	1,616
2017	34	17	16	1	1,658	0	1	0	522	1,135
2018	24	12	11	1	1,165	0	0	0	367	797
2019	17	8	8	1	818	0	0	0	258	560
2020	12	6	5	0	575	0	0	0	181	393
2021	8	4	4	0	404	0	0	0	127	276
2022	6	3	3	0	284	0	0	0	89	194
2023	3	1	1	0	133	0	0	0	42	91
2024	53	26	24	2	2,568	1	1	150	1,060	1,356
2025	91	45	42	4	4,395	1	2	150	1,890	2,352
2026	68	34	31	3	3,303	1	1	0	1,493	1,809
2027	37	18	17	1	1,775	0	1	100	845	829
2028	8	4	4	0	418	0	0	100	206	111
Total	411	206	189	16	19,913	4	8	1,358	7,842	10,701

	NPV of Future Net Revenue Before Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	10,701	6,263	3,841	2,445	1,596

Table II-9 Probable Undeveloped Reserves and Net Present Values of the Morichito 5 Wells in the C1 Formation

Working Interest = 50%
Royalty Rate = ANH Royalty @ 8% minimum sliding scale + 1% on 100% and 4% on 47.26% of Production
Constant Oil Price = as described in the Letter of Transmittal
Fixed Operating Cost = $14,250 per month per well
Variable Operating Cost = $15.00 per gross barrel for lifting
Transportation = $16.80 per net barrel
-Operating Days = 350 per year
Abandonment Cost (net of salvage) = $125,000 per well
Effective Date = December 31, 2012

	Light & Medium Oil			Royalty		Cash Royalty				Before Tax NPV
	100%	Gross	Net	Oil	Revenue	1%	4% of 47.26%	CapEx	OpEx
Year	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2024	51	26	23	2	2,467	1	1	150	1,030	1,286
2025	91	45	42	4	4,395	1	2	150	1,890	2,352
2026	68	34	31	3	3,303	1	1	0	1,493	1,809
2027	37	18	17	1	1,775	0	1	100	845	829
2028	8	4	4	0	418	0	0	100	206	111
Total	255	128	118	10	12,359	3	5	500	5,464	6,387

	NPV of Future Net Revenue Before Tax Discounted (in M$) @

	0%	5%	10%	15%	20%
	6,387	3,248	1,709	927	517

Appendix A – Conversion Factors and Abbreviations

Conversion Factors

1 metre	3.28 feet
1 cubic metre of gas	35.31467 cubic feet of gas
1 cubic metre of liquid	6.28981 barrels
1 kg/sq. cm.	14.22334 psi
1 hectare (10,000 square metres)	2.471054 acres

Abbreviations

ac	acre
AOF	absolute open flow
API	American Petroleum Institute
bbl	barrel
bopd	barrels of oil per day
BTU	British Thermal Unit
cp	centipose
oF	degrees, Fahrenheit
oR	degrees, Rankin
ft	feet
GOR	gas oil ratio
KB	Kelly bushing
LT	long tonne
m	metre
Mbbl	thousands of barrels
MMbbl	millions of barrels
$M	thousand dollars
Mcf	thousand cubic feet
mD	milli-Darcy
MD	measured depth
MMcf	million cubic feet
ppm	parts per million
PVT	pressure-volume-temperature
psia	pounds per square inch absolute
psig	pounds per square inch gauge
rb	reservoir barrel
RFT	Repeat formation test
scf	standard cubic feet
ss	subsea
stb	stock tank barrel
STOOIP	stock tank original oil-in-place
TVD	true vertical depth
WI	working interest

Appendix B Location Plat of the Morichito Block in the Eastern Llanos Basin